Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

March 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin and Lauren Hamilton

Re:	Blackstone Private Credit Fund

Form N-14, File No. 333-269682

Dear Mses. Larkin and Hamilton:

On behalf of Blackstone Private Credit Fund (the “Company”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 2, 2023 and March 7, 2023 relating to the Company’s Registration Statement on Form N-14 filed with the Commission on February 10, 2023 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.

Please provide a supplemental letter stating the Company is registering an exchange offering in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and include the representations contained therein.

In response to the Staff’s comment, the Company is separately submitting via EDGAR correspondence a supplement letter stating that it is registering an exchange offering in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (together, the “No-Action Letters”), and such supplemental letter includes the representations contained in the No-Action Letters.

2.

On page 11 under the risk factor titled “A downgrade, suspension or withdrawal of the credit rating assigned by a rating agency to us or the Exchange Notes, if any, could cause the liquidity or market value of the Exchange Notes to decline significantly,” please disclose the following as required by Item 10.6 of Form N-2 and Item 5(b) of Form N-14: (i) the ratings of the Exchange Notes by Moody’s Investor Service and S&P Global Ratings Services (the “Ratings Agencies”); (ii) the conditions or guidelines imposed by the Ratings Agencies; and (iii) material terms of any agreements with the Ratings Agencies.

The Company respectfully submits that Item 10.6 of Form N-2 requires disclosure of the above-listed requested information if the prospectus relates to senior securities of the Company that have been assigned a rating by a nationally recognized securities rating organization (“NRSRO”) and the rating is disclosed in the prospectus. Since the Company only discloses the names of the NRSROs and does not disclose the actual ratings of the notes, it believes the Form requirement is not applicable and the current disclosure is adequate.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO

Securities and Exchange Commission	March 24, 2023

3.

On page 37 under the section titled “Certain Material U.S. Federal Income Tax Considerations,” please add more fulsome disclosure as required by Item 10.4 of Form N-2 and Item 5(b) of Form N-14, or, alternatively, please incorporate by reference to the Company’s annual report filed on Form 10-K.

The Company has incorporated the relevant disclosure by reference to its annual report on Form 10-K.

4.	For information provided in the Registration Statement as of December 31, 2021, please update the information to be as of December 31, 2022 with the next filing.

The Company has updated the relevant disclosure.

5.

With respect to page 154 under the section titled “Distribution Reinvestment Plan,” please confirm that the information incorporated by reference to the Company’s annual report on Form 10-K is responsive to Item 5(b) of Form N-14. Alternatively, if the Company’s 10-K is responsive to Item 5(b) on Form N-14, please direct the Staff to the required disclosure.

The Company has updated the relevant disclosure accordingly.

Accounting Comments

6.	Please update the financial information throughout the Registration Statement, including the Senior Securities table, to include the latest financial statements as of December 31, 2022.

The Company has updated its disclosures to reflect December 31, 2022 financial information and has incorporated other relevant financial disclosure by reference to its annual report on Form 10-K.

7.	Please include the exhibits which were designated as to be filed by amendment with the next filing, including the auditor consent with respect to the updated financial statements.

The Company has included the relevant exhibits with its amended filing.

* * * * *

Securities and Exchange Commission	March 24, 2023

Please do not hesitate to call Rajib Chanda at (617) 448-4992, Benjamin Wells at (212) 455-2516, Christopher Healey at (202) 636-5879, Jonathan Pacheco at (202) 636-5876 or me at (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Benjamin Wells, Simpson Thacher & Bartlett LLP Christopher Healey, Simpson Thacher & Bartlett LLP Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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